

October 19, 2012

<u>Via Email</u>
Mr. Masahito Yamamura
Attorney-in-Fact,
Panasonic Corporation
1006, Oaza Kadoma
Kadoma-shi, Osaka 571-8501
Japan

> **Re:** **Panasonic Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2012**
> **Filed June 28, 2012**
> **File No. 001-06784**

Dear Mr. Yamamura:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief